MISSION WEST PROPERTIES, INC.
10050 Bandley Drive, Cupertino, CA 95014
Phone 408-725-0700 Fax 408-725-1626

February 26, 2010

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mission West Properties, Inc.
Form 10-KSB for the year ended December 31, 2008
Form 10-Q for the quarterly period ended June 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 9, 2009
File No. 001-34000

Dear Mr. Woody:

This letter sets forth responses of Mission West Properties, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for 2008, Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and Definitive Proxy Statement on Schedule 14A filed April 9, 2009 contained in your letter dated January 12, 2010.  For your convenience, each of the staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2008

Exhibit Index, page 84

1.
We note your response to comment 7 in our letter dated September 29, 2009.  Our comment pertained to the missing exhibits and/or schedules that were referenced in the material contracts filed as Exhibits 10.15, 10.15.10 and 10.54, and not that those exhibits did not have separate and complete EDGAR headers.  Item 601(b)(10) of Regulation S-K requires you to file material contracts in their entirety.  Therefore, please file Exhibits 10.15, 10.15.10 and 10.54 in their entirety, including all exhibits and/or schedules referenced in those contracts, in your next periodic filing.

We note the staff’s comment and advise the staff that Exhibits 10.15, 10.15.10 and 10.54 will be filed in their entirety in our next periodic filing.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 8

Base Salaries, page 8

2.
We note your response to comment 9 in our letter dated September 29, 2009.  Please review your CD&A to ensure that you are giving the appropriate amount of analysis called for by Item 402(b) of Regulation S-K.  Note that your CD&A should include specific disclosure about how and why each named officer received the base salary that he did in that year.  You state in your response that the compensation committee took into account your “operating results, the named officers’ specific duties and performance during the year, and general economic conditions for the industry and broader economy.”  Please explain how each of those factors were considered and applied in making the compensation determination.  Provide similar disclosure in future filings and tell us how you would expand your CD&A to include such disclosure.

The Compensation Committee is comprised of Independent Directors of the Company’s Board of Directors.  The Compensation Committee’s decision was based on several factors, including but not limited to, the Company’s operating results, the named officers’ specific duties and performance during the year, and general economic conditions for the industry and broader economy.  Following the recommendation of the Company’s Chairman and the Independent Directors’ knowledge of industry compensation standards and reasonable judgment, they determined that base salaries of the named executive officers remain unchanged in 2008. Members of the Compensation Committee considered each of these factors as follows:

Mr. Pham’s duties and responsibilities remained unchanged from the previous year.  He performed those duties as expected by the Board of Directors and it was determined that no adjustment in base salary was required.  Mr. Pham joined the Company in March 2000, and since joining the Company has received the following increases in annual base salary:

Effective November 1, 2000 from $72,000 to $94,000.
Effective January 1, 2003 from $94,000 to $112,500.
Effective January 1, 2007 from $112,500 to $138,000.

The Compensation Committee believes that Mr. Pham is fairly compensated based on his level of experience, duties and responsibilities.  In addition, upon examination of other publicly traded companies within the real estate investment trust industry similar to the Company, Mr. Pham is reasonably compensated.

Mr. Marino’s duties and responsibilities remained unchanged from the previous year.  He performed those duties as expected by the Board of Directors and it was determined that no adjustment in base salary was required.  Mr. Marino joined the Company in July 2001, and since joining the Company has only received one increase in annual base salary from $200,000 to $250,000 effective January 1, 2007.  The Compensation Committee believes that Mr. Marino is fairly compensated based on his level of experience, duties and responsibilities and taking into account his total compensation, including dividend equivalent rights and stock option grants, all as disclosed in the proxy statement.  In addition, upon examination of other publicly traded companies within the real estate investment trust industry similar to the Company, Mr. Marino is reasonably compensated.

We advise the staff that future filings will include similar disclosure.

Stock Option Rights, page 9

3.
We note your response to comment 9 in our letter dated September 29, 2009.  Please reference comment 2 above.  Your response does not provide specific disclosure about how and why the compensation committee made the compensation decision that it did with regard to the stock option grants to Messrs. Pham and Marino.  Please tell us how you would expand your CD&A to comply with our comment and provide similar disclosure in future filings.

The Compensation Committee is comprised of the Independent Directors of the Company’s Board of Directors.  The Compensation Committee’s decision was based on several factors, including but not limited to, individual performance, the number of expiring and out of the money stock option rights and a desire to keep the executive officers’ performance focused on increasing stockholder value.  Following the recommendation of the Company’s Chairman and the Independent Directors’ knowledge of industry compensation standards and reasonable judgment, they determined the named executive officers, other than Mr. Berg, should receive additional stock option rights in 2008.  All stock options that are granted expire within six years of the grant date.

In addition to individual performance, Mr. Pham was granted additional stock options primarily because 100% of the options for common stock previously granted to him were out-of-the-money as of the grant date of the 2008 options.  The Compensation Committee believed it needed to provide additional long term incentives to Mr. Pham in light of the reduction in the Company’s stock price related to the downturn in the general economy and resulting negative impact on the real estate industry.

In addition to individual performance, Mr. Marino was granted additional stock options primarily  because approximately 32% of the total options for common stock granted to Mr. Marino  (namely, 375,000 shares at an exercise  price of $11.33 per share) were expiring on April 23, 2009 with very little prospect of being in-the-money prior to the expiration date; 100% of the remaining number of options for common stock previously granted to him were out-of-the-money as of the grant date of the 2008 options; and in lieu of paying a cash bonus for his 2008 performance.  The Compensation Committee believed that the new grant would provide a meaningful long term incentive to Mr. Marino in light of the substantial number of options expiring in 2009, and the reduction in the Company’s stock price related to the downturn in the general economy and resulting negative impact on the real estate industry.

We advise the staff that future filings will include similar disclosure.

In connection with the foregoing responses to your comments, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Wayne Pham
Wayne Pham
Vice President of Finance and Controller